Exhibit 99.1

Date: 23/04/2010	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities
NYSE

Subject: PROVIDENT ENERGY TRUST

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	10/05/2010
Record Date for Voting (if applicable) :	10/05/2010
Beneficial Ownership Determination Date :	10/05/2010
Meeting Date :	28/06/2010
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	74386K104	CA74386K1049

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PROVIDENT ENERGY TRUST